Exhibit 99.1

Junee Limited to Rebrand as SuperX AI Technology Limited, Positioning itself as a One-Stop AI Infrastructure Solutions Provider

Singapore – May 28, 2025 – NASDAQ-listed company Junee Limited (NASDAQ: JUNE) (the “Company”) announced today that its Board of Directors has approved proposals to change the Company’s name to SuperX AI Technology Limited (“SuperX”) and shift its principal business focus towards becoming a one-stop AI infrastructure solutions provider. The Company expects the name change to take effect on June 2, 2025. The shift in the Company’s principal business will take effect on June 2, 2025. In conjunction with the change of the Company’s name, the Company expects to begin trading under the new ticker symbol “SUPX” on June 2, 2025.The rebranding reflects the Company’s strategic transformation towards becoming a one-stop AI infrastructure solutions provider. The new corporate website is now live at www.superx.sg.

SuperX aims to deliver end-to-end infrastructure for the AI era – spanning compute, model hosting, data pipelines, and system-level orchestration. By offering unified and scalable solutions, SuperX seeks to empower enterprises and developers with the tools necessary to build, deploy, and operate AI applications at scale.

“SuperX is more than a name change – it is a statement of our long-term vision,” said Yu Chun Kit, executive director of the Company. “We believe AI infrastructure is the foundation of future productivity, and we are committed to accelerating that future through integrated and reliable solutions.”

The name change and ticker symbol update are subject to regulatory approval and will take effect following the completion of the necessary filings. Details will be communicated via official channels in due course.

About Junee Limited:

Junee Limited (NASDAQ: JUNE) is a company that specializes in providing high-quality residential and commercial interior design solutions. Through its subsidiaries, including MindEnergy AI Technology Pte. Ltd. and ASPAC AI Computing Pty Ltd, Junee aims to become a leading technology company dedicated to developing and delivering next-generation digital infrastructure solutions. It is committed to integrating smart technology into every aspect of its offerings, setting new standards for innovation and excellence in the industry.

For more information, please contact:

Media Contact:

Yu Chun Kit

Executive Director

ir@juneelimited.com

+65 6022 1124

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those indicated by such forward-looking statements due to various factors. Investors are advised to refer to the documents filed by Junee Limited with the Securities and Exchange Commission, including the most recent Form 20-F, for a discussion of these risks and uncertainties.